Exhibit 6.12

[Graham Group Logo]

ADVERTISING AGREEMENT

TO:	William Ellison

Secretary and General Counsel

MD Technologies

620 Florida St., Suite 200

Baton Rouge, LA 70801

By acceptance of this agreement, you hereby appoint and retain The Graham Group, Inc. as your Advertising/P.R agency and/or Graham Group Interactive, Inc, as your Internet content development firm; hereafter known collectively as the Agency. Acceptance of this agreement confirms the understanding of both parties pertaining to the contractual relationship set forth herein.

SERVICES TO BE PERFORMED:

The Agency will plan, create, produce and purchase as agent on the client’s behalf such advertising as may be approved by the Client. The Agency will always attempt to obtain the most advantageous rates. Agency will check and verify insertions, broadcasts or other use of advertising in keeping with agency practice and will audit all invoices from media and suppliers of materials and services.

PRINCIPAL/AGENT RELATIONSHIP:

This advertising agreement is an agreement of Principal/Agent only, and is not under any circumstances whatsoever to be deemed, nor is it the intent of the parties hereto, to be construed as a joint venture or partnership, but only as a Principal/Agent Relationship.

AGENCY COMPENSATION:

1.	Media: Agency will be compensated at the standard agency commission of 15% on all media placements.

2.	Production: Agency will be compensated at the standard agency commission of 20% on all outside purchases such as, but not limited to, illustrations, photography, imagesetting, camera work, and printing.

3.	Agency Service: Professional services rendered for the client will be compensated for as follows:

	Strategic Planning, Broadcast Supervision, Senior Management	$95.00/hour

	Public Relations Strategy, Creative Concept, Illustration, Account Supervision	$75.00/hour

	Copywriting, Layout/Design, Account Coordination, Mechanical, Print Production, Photography Supervision, P.R. Coordination, Other Agency Services	$60.00/hour

4.

Interactive Professional Services: Compensated for as follows:

Database Design/ Development, Consulting, Programming,Hardware/SoftwareConfiguration Creative Development, Graphic Design, Marketing, HTML, Server Admin., Production, Research Account Service, Project Management, Copywriting

$ 100/hour

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August 27, 2003

5.	Hosting: Monthly charge is based upon disk space used by Client’s Web site

6.	Miscellaneous: Client will reimburse Agency, at cost, for all out-of-pocket expenses including but not limited to shipping, postage, long distance telephone and travel expenses incurred on the Client’s behalf.

A nominal supply charge of up to $25.00 for art materials and archive media may be charged on various creative jobs.

ESTIMATES:

As a matter of ordinary operating practice, the Agency will furnish operating budgets and detailed estimates of work to be performed. Such estimates are as accurate as the Agency personnel and vendors can provide, but variations are to be expected. Alterations in work in progress directed by the Client will normally result in variations in estimates. Variations in estimates will be approved prior to work being completed.

OWNERSHIP AND SYNDICATION:

All concepts, themes, designs, layouts, comprehensive materials, storyboards, research, marketing strategies, photography, website, applications and artwork are rights-reserved property of the Agency and/or its suppliers until a project is scheduled for production and completed by the Agency and is paid for in full. Client will retain all copyrights and/or trademarks on described creative materials produced by the Agency and has the exclusive right to utilize creative materials and run said materials in the Louisiana ADI at any time in the future. Any resale, syndication or use in other markets is prohibited without written consent of the Agency and will be subject to terms of a syndication agreement. Client may alter their interactive system in such a manner that best suits them without prior approval, however Graham Group Interactive will only support the system that was originally designed for Client. Client will act within the laws and licenses of HTTP server application, Microsoft Windows NT Server, Allaire’s Cold Fusion Application Server and all other applications that are used in connection with Client’s site. Terms and conditions relating to the licensing of the ICE Software is detailed in Exhibit A.

PAYMENT TERMS:

It is understood that prompt payment is the essence of this Agreement and that in connection therewith, Agency will furnish the Client a written invoice at the end of each calendar month. All media placements will be billed to Client per insertion orders. If changes do occur to prebilled media placements, then adjustments will be reflected on the next month’s invoice. Production jobs will be billed on a progressive basis based on client-approved estimates. All invoices are due and payable within 30 days of the invoice date. On Interactive projects, a site cannot be moved from stage to live until all outstanding invoices have been paid in full.

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A service fee of 1.5% per month (18% annually) will be charged on all past due accounts. It is essential that the Client pay promptly. This will enable the Agency to pay the media and production vendors in accordance with their terms; thus ensuring the Agency’s ability to procure media space and time as well as production services on a timely and cost-effective basis.

USE TAX:

Tangible materials purchased on behalf of the Client, which are subject to use tax, is the responsibility of the Client.

NO EMPLOYEE SOLICIATION:

Client agrees that, for a period of one year from the end of the term, neither it nor its affiliates will solicit or recruit the services of any Agency employees, or hire any such employees.

PRODUCT INDEMNITY:

Client agrees to indemnify Agency from and hold it harmless against any and all losses, claims, damages, expenses, or liabilities which Agency may incur based on any defect in products manufactured or sold by Client or any information and data concerning Client or its products, provided the Client or promotional material involved in such losses, claims, damages, expenses, or liabilities has been approved by Client for publication. Client agrees to indemnify Graham Group Interactive from and hold it harmless against any and all losses, claims, action, liabilities or suit which may result from credit card fraud or other client merchant account activities.

ERRORS:

The Agency’s personnel and Client’s personnel, as well as those of media and production vendors, will be expected to use all possible caution to prevent errors in the production of materials. However, should errors occur, on the final product reproduction, after Client’s approval of original copy and/or art, requiring reprint or other correction, such corrective work will be billed to the Client at net cost.

ATTORNEY’S FEES:

In the event either party is compelled to commence or sustain an action at law to enforce the provisions of this Agreement or to recover damages as a result of a breach of Agreement or from any other cause arising from said Agreement, the prevailing party, whether it is the party specified in the contract or not, shall be entitled to reasonable attorney’s fees in addition to costs and necessary disbursements.

AGREEMENT PERIOD:

This agreement is effective August 27, 2003, and shall continue until termination by either party in accordance with the provisions of termination set forth herein.

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TERMINATION:

In the event of termination, written notice by either party is required. Because the orderly transfer of functions and/or completion of work in progress may prevent the immediate cancellation of activity, the termination period will be 90 days. During this period the Agency will continue to receive compensation specified under this agreement. Upon termination Agency reserves the right to withhold artwork until all outstanding charges with Agency are paid in full.

MUTUAL TRUST AND CONFIDENCE:

The basis of a constructive Agency/Client relationship is mutual trust and confidence. These aspects of a good relationship are to be earned and valued and do not result from written stipulations. We welcome the opportunity to perform the services outlined above and anticipate a long and pleasant relationship.

THE GRAHAM GROUP, INC. GRAHAM GROUP INTERACTIVE, INC.

By:	/s/ Jeffrey Wright

Jeffrey Wright Senior Vice President/Account Supervisor

ACCEPTED FOR MD TECHNOLOGIES

BY:	/s/ William C. Ellison

TITLE	General Counsel

DATE	October 2, 2003